Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 11, 2016 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2016 and the audited consolidated financial statements for the year ended December 31, 2015 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2016 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard ("IAS") 34, Interim Financial Reporting.
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“US”) dollars.
Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “funds flow from operations”, “funds flow from operations per share”, “funds flow from operations per share - diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “netback”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share and funds flow from operations per share - diluted are calculated as funds flow from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended March 31
($ millions)	2016	2015	% Change
Cash flow from operating activities	328.1	398.9	(18)
Changes in non-cash working capital	45.3	28.9	57
Transaction costs	0.3	0.9	(67)
Decommissioning expenditures	4.3	4.9	(12)
Funds flow from operations	378.0	433.6	(13)
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment or impairment recoveries on property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The Company has previously referred to adjusted net earnings from operations as "operating income".
The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2016	2015	% Change
Net income (loss)	(87.5)	(46.0)	90
Amortization of E&E undeveloped land	50.3	47.2	7
Unrealized derivative (gains) losses	298.6	(46.6)	(741)
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(230.5)	130.7	(276)
Unrealized gain on long-term investments	(2.1)	(23.7)	(91)
Deferred tax relating to adjustments	(34.0)	(33.3)	2
Adjusted net earnings (loss) from operations	(5.2)	28.3	(118)

CRESCENT POINT ENERGY CORP.	1

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2016	December 31, 2015	% Change
Long-term debt (1)	4,444.8	4,452.0	-
Accounts payable and accrued liabilities	499.2	679.4	(27)
Dividends payable	15.2	50.5	(70)
Cash	(25.1)	(24.7)	2
Accounts receivable	(269.0)	(327.0)	(18)
Prepaids and deposits	(9.6)	(5.1)	88
Long-term investments	(32.4)	(30.3)	7
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(300.7)	(531.2)	(43)
Net debt	4,322.4	4,263.6	1

(1)	Includes current portion of long-term debt.
Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of enterprise value.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	2

Results of Operations
Production

	Three months ended March 31
	2016	2015	% Change
Crude oil (bbls/d)	143,971	132,269	9
NGL (bbls/d)	16,775	7,774	116
Natural gas (mcf/d)	104,972	82,867	27
Total (boe/d)	178,241	153,854	16
Crude oil and NGL (%)	90	91	(1)
Natural gas (%)	10	9	1
Total (%)	100	100	-
Production increased by 16 percent to 178,241 boe/d in the three months ended March 31, 2016 from 153,854 boe/d in the same period in 2015, primarily due to acquisitions completed in the second and third quarters of 2015, utilization of Pembina Pipeline Corporation's ("Pembina") Saskatchewan Ethane Extraction Plant ("SEEP") in southeast Saskatchewan and the Company's successful capital development program, partially offset by natural declines. The Company's weighting to crude oil and NGLs remained consistent with the comparative period.
The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area (boe/d)	2016	2015	% Change
Southeast Saskatchewan and Manitoba	101,594	88,576	15
Southwest Saskatchewan	31,594	31,839	(1)
Alberta and West Central Saskatchewan	23,591	12,255	93
United States	21,462	21,184	1
Total	178,241	153,854	16
In the three months ended March 31, 2016, the Company drilled 214 (202.0 net) wells, focused primarily in the Viewfield Bakken and Flat Lake resource plays in southeast Saskatchewan, the Viking resource play in west central Saskatchewan and the Shaunavon resource play in southwest Saskatchewan.
Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2016	2015	% Change
Crude oil ($/bbl)	36.27	48.63	(25)
NGL ($/bbl)	8.49	15.97	(47)
Natural gas ($/mcf)	2.04	3.15	(35)
Total ($/boe)	31.29	44.32	(29)

(1)	The average selling prices reported are before realized derivatives and transportation.

	Three months ended March 31
Benchmark Pricing	2016	2015	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	33.52	48.56	(31)
WTI crude oil (Cdn$/bbl)	45.92	59.95	(23)
LSB crude oil (Cdn$/bbl) (2)	38.43	50.34	(24)
LSB oil differential (%)	16	16	-
WCS crude oil (Cdn$/bbl) (3)	26.32	41.71	(37)
WCS oil differential (%)	43	30	13
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf)	1.83	2.76	(34)
AECO monthly index natural gas (Cdn$/mcf)	2.11	2.95	(28)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.73	0.81	(10)

(1)	WTI refers to the West Texas Intermediate crude oil price.

(2)	LSB refers to the Light Sour Blend crude oil price.

(3)	WCS refers to the Western Canadian Select crude oil price.

CRESCENT POINT ENERGY CORP.	3

For the three months ended March 31, 2016, the Company's average selling price for oil decreased 25 percent from the same period in 2015, primarily as a result of a 31 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential, partially offset by a weaker Canadian dollar. Crescent Point's corporate oil differential compared to Cdn$ WTI for the first quarter of 2016 was 21 percent, or $9.65 per bbl, compared to 19 percent, or $11.32 per bbl, in the first quarter of 2015.
The Company’s oil differential for the three months ended March 31, 2016 was impacted by a widening of medium and heavy oil differentials. In the three months ended March 31, 2016, the Cdn$ WTI - WCS differential widened to 43 percent from 30 percent in the same period of 2015 while the Cdn$ WTI - LSB differential remained consistent. Western Canadian Select differentials continued to be impacted by the oversupply in North American production and constraints to pipeline take away capacity out of the Western Canadian Sedimentary Basin.
The Company's exposure to medium and heavy oil differentials is due to the Company's production base in southwest Saskatchewan, which is typically sold at a premium to WCS prices, and the Company's production base in the Uinta Basin which exposes the Company to Yellow wax crude and Black wax crude oil differentials.
To mitigate against price risks, the Company has an active 3½ year hedging program for Canadian dollar denominated WTI prices and for differentials where applicable. In addition, the Company continues to deliver crude oil through its various rail terminals to provide access to diversified markets and pricing.
In the three months ended March 31, 2016, the Company's average selling price for NGLs decreased 47 percent from $15.97 per bbl in the first quarter of 2015 to $8.49 per bbl in 2016, primarily due to the significant weakening of propane, butane and condensate prices resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.
The Company's average selling price for gas in the three months ended March 31, 2016 decreased 35 percent from $3.15 per mcf in the first quarter of 2015 to $2.04 per mcf in 2016, primarily as a result of the 34 percent decrease in the AECO daily benchmark price.
Derivatives
The following is a summary of the realized derivative gain on oil and gas derivative contracts:

	Three months ended March 31
($ millions, except volume amounts)	2016	2015	% Change
Average crude oil volumes hedged (bbls/d) (1)	44,000	59,578	(26)
Crude oil realized derivative gain (1)	207.9	164.3	27
per bbl	15.87	13.80	15
Average natural gas volumes hedged (GJ/d) (2)	29,000	29,000	-
Natural gas realized derivative gain	4.2	2.1	100
per mcf	0.45	0.28	61
Average barrels of oil equivalent hedged (boe/d) (1)	48,581	64,159	(24)
Total realized derivative gain (1)	212.1	166.4	27
per boe	13.08	12.01	9

(1)
In the three months ended March 31, 2016, the crude oil realized derivative gain includes the realized derivative gain on financial price differential contracts. The average crude oil volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial price differential contracts.

(2)	GJ/d is defined as gigajoules per day.
Management of cash flow variability is an integral component of Crescent Point's business strategy. Changing business and market conditions are monitored regularly and reviewed with the Board of Directors to establish risk management guidelines used by management in carrying out the Company's strategic risk management program. The risk exposure inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates are all proactively managed by Crescent Point through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while providing the opportunity for some upside participation during periods of rising prices. For commodities, Crescent Point's risk management program allows for hedging a forward profile of 3½ years and up to 65 percent of net royalty interest production, unless otherwise approved by the Board of Directors.
With ongoing volatility of price differentials between WTI and western Canadian crude prices, Crescent Point hedges price differentials as a part of its risk management program. The Company uses a combination of financial derivatives and fixed differential physical contracts to hedge these price differentials. For price differential hedging, Crescent Point's risk management program allows for hedging a forward profile of 3½ years, and up to 35 percent net of royalty interest production.
The Company recorded a total realized derivative gain of $212.1 million for the three months ended March 31, 2016, compared to $166.4 million in the same period in 2015.

CRESCENT POINT ENERGY CORP.	4

The Company's realized derivative gain for oil was $207.9 million for the three months ended March 31, 2016, compared to $164.3 million for the same period in 2015. The realized derivative gain in 2016 is largely attributable to the decrease in the Cdn$ WTI benchmark price and the $42.0 million realized gain from the unwind and settlement of a portion of the Company's 2017 and 2018 hedges, partially offset by the decrease in oil volumes hedged and the decrease in the Company's average derivative oil price. During the three months ended March 31, 2016, the Company's average derivative oil price decreased by 4 percent or $3.24 per bbl, from $90.59 per bbl in 2015 to $87.35 per bbl in 2016.
Crescent Point's realized derivative gain for gas was $4.2 million for the three months ended March 31, 2016, compared to $2.1 million for the same period in 2015. The realized derivative gain in 2016 is largely attributable to the decrease in the AECO monthly index price. During the three months ended March 31, 2016, the Company's average derivative gas price remained consistent at $3.62 per GJ compared to $3.60 per GJ in 2015.
The Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
The following is a summary of the Company's unrealized derivative gain (loss):

	Three months ended March 31
($ millions)	2016	2015	% Change
Crude oil	(90.5)	(88.2)	3
Natural gas	9.0	1.6	463
Interest	(2.6)	0.6	(533)
Power	(0.1)	(0.5)	(80)
Cross currency	(211.3)	130.1	(262)
Foreign exchange	(3.1)	3.0	(203)
Total unrealized derivative gain (loss)	(298.6)	46.6	(741)
The Company recognized a total unrealized derivative loss of $298.6 million for the three months ended March 31, 2016 compared to a total unrealized derivative gain of $46.6 million in the same period in 2015. The total unrealized derivative loss in the first quarter of 2016 was primarily due to a $211.3 million unrealized derivative loss on Cross Currency Swaps ("CCS") compared to an unrealized derivative gain of $130.1 million in 2015. The unrealized CCS derivative loss for the three months ended March 31, 2016 was primarily the result of the stronger forward Canadian dollar at March 31, 2016 and the maturity of in-the-money contract months. The unrealized CCS derivative gain for the three months ended March 31, 2015 was primarily the result of the weaker forward Canadian dollar at March 31, 2015 compared to December 31, 2014.
The total unrealized derivative loss in the first quarter of 2016 was also attributable to a $90.5 million unrealized derivative loss on crude oil contracts compared to an $88.2 million unrealized derivative loss in the first quarter of 2015. The unrealized oil derivative loss in the first quarter of 2016 is primarily attributable to the unwind and settlement of a portion of the Company's 2017 and 2018 hedges and the maturity of in-the-money contract months, partially offset by the decrease in the Cdn$ WTI forward benchmark price at March 31, 2016 as compared to December 31, 2015. The unrealized oil derivative loss in the first quarter of 2015 is primarily attributable to the maturity of in-the-money contract months, partially offset by the decrease in the Cdn$ WTI forward benchmark price at March 31, 2015 as compared to December 31, 2014.
Revenues

	Three months ended March 31
($ millions) (1)	2016	2015	% Change
Crude oil sales	475.2	579.0	(18)
NGL sales	12.9	11.1	16
Natural gas sales	19.5	23.5	(17)
Total oil and gas sales	507.6	613.6	(17)

(1)	Revenue is reported before realized derivatives and transportation.
Crude oil sales decreased 18 percent in the three months ended March 31, 2016, from $579.0 million in 2015 to $475.2 million in 2016, primarily due to the 25 percent decrease in realized prices, partially offset by the 9 percent increase in crude oil production. The decrease in realized prices is largely a result of the 23 percent decrease in the Cdn$ WTI benchmark price as compared to the first quarter of 2015 and a wider corporate oil differential. The increased production in the first quarter of 2016 is primarily due to acquisitions completed in the second and third quarters of 2015 and the Company's successful capital development program.
NGL sales increased 16 percent in the three months ended March 31, 2016 compared to the same period in 2015, primarily due to the 116 percent increase in NGL production, partially offset by the 47 percent decrease in realized prices. The increased production is primarily due to acquisitions completed in the second quarter of 2015 and utilization of Pembina's SEEP in southeast Saskatchewan. Realized prices in the first quarter of 2016 were negatively impacted by the significant weakening of prices for propane, butane and condensate resulting from the decrease in crude oil prices and the continued oversupply of liquids in North America.

CRESCENT POINT ENERGY CORP.	5

Natural gas sales decreased 17 percent in the three months ended March 31, 2016 compared to the same period in 2015, primarily due to the 35 percent decrease in realized natural gas prices, partially offset by the 27 percent increase in natural gas production. The decrease in the realized natural gas price is largely due to the decrease in the AECO daily benchmark price. The increased natural gas production in the first quarter of 2016 is primarily due to acquisitions completed in the second quarter of 2015.
Royalties

	Three months ended March 31
($ millions, except % and per boe amounts)	2016	2015	% Change
Royalties	72.1	98.3	(27)
As a % of oil and gas sales	14	16	(2)
Per boe	4.45	7.10	(37)
Royalties decreased 27 percent in the three months ended March 31, 2016 compared to the same period in 2015, largely due to the 17 percent decrease in oil and gas sales and the decrease in royalties as a percentage of sales. Royalties as a percentage of sales for the three months ended March 31, 2016 decreased primarily due to the impact of the decrease in benchmark prices on crown royalty formulas in Canada.
Operating Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2016	2015	% Change
Operating expenses	165.7	164.2	1
Per boe	10.21	11.87	(14)
Operating expenses per boe decreased 14 percent in the three months ended March 31, 2016 compared to the same period in 2015, primarily due to the positive impact of the Company's cost reduction initiatives including improvements in labour and service costs, favorable prior period adjustments related to service and utility costs and reduced maintenance activity levels, partially offset by higher associated operating costs from acquisitions completed in the second quarter of 2015.
Operating expenses remained consistent in the three months ended March 31, 2016 compared to the same period in 2015. The growth in the Company's production from acquisitions completed in the second and third quarters of 2015 and the successful execution of the capital development program were offset by the decrease in per boe operating expenses as noted above.
Transportation Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2016	2015	% Change
Transportation expenses	36.0	32.6	10
Per boe	2.22	2.35	(6)
Transportation expenses per boe decreased 6 percent in the three months ended March 31, 2016 compared to the same period in 2015. The decrease was primarily due to lower trucking costs as a result of the Company's investment in pipeline gathering systems and reduced oil deliveries through the Company's rail terminals.
Transportation expenses increased 10 percent in the three months ended March 31, 2016 compared to the same period in 2015. The growth in the Company's production from acquisitions completed in the second and third quarters of 2015 and the successful execution of the capital development program were offset by the decrease in per boe transportation expenses as noted above.
Netbacks

	Three months ended March 31
	2016	2015
	Total (1) ($/boe)	Total (1) ($/boe)	% Change
Average selling price	31.29	44.32	(29)
Royalties	(4.45)	(7.10)	(37)
Operating expenses	(10.21)	(11.87)	(14)
Transportation expenses	(2.22)	(2.35)	(6)
Netback prior to realized derivatives	14.41	23.00	(37)
Realized gain on derivatives	13.08	12.01	9
Netback	27.49	35.01	(21)

(1)	The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total netback has been presented.

CRESCENT POINT ENERGY CORP.	6

The Company's netback for the three months ended March 31, 2016 decreased 21 percent to $27.49 per boe from $35.01 per boe in the same period in 2015. The decrease in the Company's netback is primarily the result of the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the decreases in royalties, operating and transportation expenses and the increase in realized gain on derivatives.
General and Administrative Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2016	2015	% Change
General and administrative costs	34.8	29.4	18
Capitalized	(9.0)	(7.1)	27
Total general and administrative expenses	25.8	22.3	16
Transaction costs	(0.3)	(0.9)	(67)
General and administrative expenses	25.5	21.4	19
Per boe	1.57	1.54	2
General and administrative expenses per boe increased 2 percent in the three months ended March 31, 2016 compared to the same period in 2015, primarily due to the decrease in overhead recoveries from partners associated with lower capital spending and provisions for bad debts, partially offset by decreases in employee related and information technology costs.
General and administrative expenses increased 19 percent in the three months ended March 31, 2016 compared to the same period in 2015. The increase is primarily due to the growth of the Company and the increase in general and administrative expenses per boe as noted above.
Transaction costs incurred in the three months ended March 31, 2016 relate primarily to minor property acquisitions. Refer to the Capital Acquisitions section in this MD&A for further information.
Interest Expense

	Three months ended March 31
($ millions, except per boe amounts)	2016	2015	% Change
Interest expense	41.3	33.7	23
Per boe	2.55	2.43	5
Interest expense increased 23 percent and interest expense per boe increased 5 percent in the three months ended March 31, 2016 compared to the same period in 2015, reflecting the Company's higher average debt balance, partially offset by a lower effective interest rate. The Company's effective interest rate in the three months ended March 31, 2016 decreased to 4.17 percent as compared to 4.55 percent in the same period in 2015 due to the Company's management of its credit facilities through a combination of bankers' acceptance loans and US dollar denominated LIBOR loans and lower underlying market interest rates.
Crescent Point actively manages interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At March 31, 2016, 57 percent of the Company's long-term debt had fixed interest rates.
Foreign Exchange Gain (Loss)

	Three months ended March 31
($ millions)	2016	2015	% Change
Realized gain (loss)
CCS - interest payment	1.4	1.1	27
CCS - principal repayment	20.0	8.6	133
Settlement of US dollar long-term debt	(20.0)	(8.6)	133
Other	(1.2)	(0.1)	1,100
Unrealized gain (loss)
Translation of US dollar long-term debt	241.6	(130.7)	(285)
Other	0.2	(1.0)	(120)
Foreign exchange gain (loss)	242.0	(130.7)	(285)
The Company has US dollar denominated debt including LIBOR loans under its bank credit facilities and US dollar senior guaranteed notes. Concurrent with the drawdown of US$960.0 million of LIBOR loans and the issuance of US$1.48 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $1.30 billion and $1.56 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. The unrealized derivative loss on the CCS and foreign exchange swap is recognized in derivative losses. Refer to the Derivatives section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	7

During the three months ended March 31, 2016, the Company realized a gain of $1.4 million on the settlement of the CCS associated with interest payments made on US dollar long-term debt, compared to $1.1 million in the same period in 2015. The increased realized gain for the three months ended March 31, 2016 is primarily due to the weaker Canadian dollar in the three months ended March 31, 2016 compared to the same period in 2015. In addition, during the three months ended March 31, 2016, the Company realized a gain of $20.0 million on the settlement of the CCS associated with the principal repayments made on matured US dollar long-term debt, fully offsetting the foreign exchange losses realized on the underlying principal repayment.
The Company records unrealized foreign exchange gains or losses on the revaluation of the US dollar long-term debt and related accrued interest. During the three months ended March 31, 2016, the Company recorded an unrealized foreign exchange gain of $241.6 million on the translation of US dollar long-term debt and accrued interest compared to an unrealized loss of $130.7 million in the same period in 2015. The unrealized foreign exchange gain from the translation of US dollar long-term debt and accrued interest in the first quarter of 2016 is attributable to a stronger Canadian dollar at March 31, 2016 as compared to December 31, 2015. The unrealized foreign exchange loss from the translation of US dollar long-term debt and accrued interest for the three months ended March 31, 2015 is attributable to a weaker Canadian dollar at March 31, 2015 as compared to December 31, 2014.
Share-based Compensation Expense

	Three months ended March 31
($ millions, except per boe amounts)	2016	2015	% Change
Share-based compensation costs	22.1	26.1	(15)
Capitalized	(3.8)	(6.1)	(38)
Share-based compensation expense	18.3	20.0	(9)
Per boe	1.13	1.44	(22)
During the three months ended March 31, 2016, the Company recorded share-based compensation costs of $22.1 million, a decrease of 15 percent from the same period 2015. The decrease is primarily due to the decrease in expenses associated with incentive awards and base compensation restricted shares as a result of the decrease in the Company's share price.
During the three months ended March 31, 2016, the Company capitalized share-based compensation costs of $3.8 million, a decrease of 38 percent from the same period in 2015. The decrease is primarily due to the decrease in expenses associated with incentive awards and base compensation restricted shares as a result of the decrease in the Company's share price.
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Under the Restricted Share Bonus Plan at March 31, 2016, the Company is authorized to issue up to 8,502,133 common shares (March 31, 2015 - 10,959,290 common shares). The Company had 5,356,091 restricted shares outstanding at March 31, 2016 (March 31, 2015 - 3,386,019 restricted shares outstanding).
Deferred Share Unit Plan
The Company has a Deferred Share Unit (“DSU”) plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price. The Company had 156,052 DSUs outstanding at March 31, 2016 (March 31, 2015 - 86,355 DSUs outstanding).
Depletion, Depreciation and Amortization

	Three months ended March 31
($ millions, except per boe amounts)	2016	2015	% Change
Depletion and depreciation	384.2	364.7	5
Amortization of E&E undeveloped land	50.3	47.2	7
Depletion, depreciation and amortization	434.5	411.9	5
Per boe	26.79	29.75	(10)
The Company's depletion, depreciation and amortization (“DD&A”) rate decreased 10 percent to $26.79 per boe for the three months ended March 31, 2016 from $29.75 per boe in the same period in 2015. The decrease is primarily due to reserve additions and reduced future development costs as a result of the Company's successful execution of the capital development program and impairment expense of $1.4 billion recorded during the year ended December 31, 2015.

CRESCENT POINT ENERGY CORP.	8

Other Income
The Company recorded other income of $2.1 million in the three months ended March 31, 2016 compared to $23.7 million in the same period in 2015. The other income in the first quarters of 2016 and 2015 is comprised of net unrealized gains on long-term investments.
Taxes

	Three months ended March 31
($ millions)	2016	2015	% Change
Current tax expense	-	-	-
Deferred tax recovery	(48.1)	(23.2)	107
Current Tax Expense
In the first quarters of 2016 and 2015 the Company recorded current tax expense of nil. Refer to the Company's December 31, 2015 Annual Information Form for information on the Company's expected tax horizon.
Deferred Tax Recovery
In the three months ended March 31, 2016, the Company recorded a deferred tax recovery of $48.1 million compared to $23.2 million in the same period in 2015. The deferred tax recovery in 2016 relates primarily to the $81.5 million unrealized derivative loss on oil and gas derivatives. The deferred tax recovery recorded in 2015 relates primarily to the net loss before tax and a change in estimate regarding future usable tax pools.
Funds Flow, Cash Flow, Adjusted Net Earnings (Loss) from Operations and Net Income (Loss)

	Three months ended March 31
($ millions, except per share amounts)	2016	2015	% Change
Funds flow from operations	378.0	433.6	(13)
Funds flow from operations per share - diluted	0.74	0.96	(23)

Cash flow from operating activities	328.1	398.9	(18)
Cash flow from operating activities per share - diluted	0.65	0.89	(27)

Adjusted net earnings (loss) from operations	(5.2)	28.3	(118)
Adjusted net earnings (loss) from operations per share - diluted	(0.01)	0.06	(117)

Net income (loss)	(87.5)	(46.0)	90
Net income (loss) per share - diluted	(0.17)	(0.10)	70
Funds flow from operations decreased to $378.0 million for the three months ended March 31, 2016 from $433.6 million in the same period in 2015 and decreased to $0.74 per share - diluted from $0.96 per share - diluted. The decrease in funds flow from operations is primarily the result of the decrease in the netback, partially offset by the increase in production volumes. The netback decreased due to the decrease in average selling price largely due to the decrease in the Cdn$ WTI benchmark price and a wider corporate oil differential, partially offset by the decreases in royalties, operating and transportation expenses and the increase in realized gain on derivatives. Production volumes increased due to acquisitions completed in the second and third quarters of 2015 and the Company's successful capital development program. Funds flow from operations per share - diluted decreased in the first quarter of 2016 primarily due to the reasons discussed above and the impact of shares issued through the June 2015 equity offering.
Cash flow from operating activities decreased 18 percent to $328.1 million for the three months ended March 31, 2016 compared to $398.9 million in the same period in 2015, for the same reasons as discussed above and fluctuations in working capital, transaction costs and decommissioning expenditures. Cash flow from operating activities per share - diluted decreased 27 percent to $0.65 per share - diluted in the first quarter of 2016, primarily due to the reasons discussed above and the impact of shares issued through the June 2015 equity offering.
The Company reported an adjusted net loss from operations of $5.2 million in the three months ended March 31, 2016 compared to adjusted net earnings from operations of $28.3 million in the same period in 2015, primarily as a result of the decrease in funds flow from operations and the increase in depletion expense, partially offset by fluctuations in deferred taxes and foreign exchange gains on translation of unhedged US dollar long-term debt. The Company also reported an adjusted net loss from operations per share - diluted for the three months ended March 31, 2016 of $0.01 per share - diluted compared to adjusted net earnings from operations per share - diluted of $0.06 per share - diluted in the same period in 2015, primarily due to the same reasons discussed above and the impact of shares issued through the June 2015 equity offering.
The Company reported a net loss of $87.5 million in the three months ended March 31, 2016 compared to a net loss of $46.0 million in the same period in 2015, primarily as a result of unrealized derivative losses, the decreases in funds flow from operations and other income and the increase in depletion, depreciation and amortization, partially offset by foreign exchange gains and fluctuations in deferred taxes.

CRESCENT POINT ENERGY CORP.	9

As noted in the Derivatives section, the Company has not designated any of its risk management activities as accounting hedges under IFRS 9, Financial Instruments, and, accordingly, has recorded its derivatives at fair value with changes in fair value recorded in net income.
Crescent Point uses financial commodity derivatives, including swaps, collars and put options, to reduce the volatility of the selling price of its crude oil and natural gas production. This provides a measure of stability to the Company's cash flow and the ability to fund dividends over time. The Company's commodity derivatives portfolio extends out 3½ years from the current quarter.
IFRS 9,Financial Instruments, gives guidelines for accounting for financial derivatives not designated as accounting hedges. Financial derivatives that have not settled during the current quarter are fair valued. The change in fair value from the previous quarter represents a gain or loss that is recorded in net income. As such, if benchmark oil and natural gas prices rise during the quarter, the Company records a loss based on the change in price multiplied by the volume of oil and natural gas hedged. If prices fall during the quarter, the Company records a gain. The prices used to record the actual gain or loss are subject to an adjustment for volatility and the resulting gain (asset) or loss (liability) is discounted to a present value using a risk free rate adjusted for counterparty credit risk.
Crescent Point's underlying physical reserves are not fair valued each quarter, hence no gain or loss associated with price changes is recorded; the Company realizes the benefit/detriment of any price increase/decrease in the period in which the physical sales occur.
The Company's financial results should be viewed with the understanding that the estimated future gain or loss on financial derivatives is recorded in the current period's results, while the estimated future value of the underlying physical sales is not.
Dividends
The following table provides a reconciliation of dividends:

	Three months ended March 31
($ millions, except per share amounts)	2016	2015	% Change
Accumulated dividends, beginning of period	6,950.6	5,930.2	17
Dividends declared to shareholders	117.9	317.5	(63)
Accumulated dividends, end of period	7,068.5	6,247.7	13

Accumulated dividends per share, beginning of period	30.94	28.83	7
Dividends declared to shareholders per share	0.23	0.69	(67)
Accumulated dividends per share, end of period	31.17	29.52	6
Dividends decreased 63 percent in the three months ended March 31, 2016 compared to the same period in 2015. The decrease in dividends relates primarily to the reduction in the dividends declared to shareholders to $0.23 per share in the first quarter of 2016 from $0.69 per share in the same period in 2015. This was partially offset by the increase in the number of shares outstanding primarily due to the bought deal financing which closed in June 2015 and the issuance of shares on the acquisitions of Legacy Oil + Gas Inc. and Coral Hill Energy Ltd.
In March 2016, the Company announced a reduction in the monthly dividend declared to shareholders from $0.10 per share to $0.03 per share.
Long-Term Investments
Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At March 31, 2016, the investments are recorded at a fair value of $24.9 million which is $14.3 million more than the original cost of the investments.
Private Company
The Company holds common shares in a private oil and gas company. The investment is classified as financial assets at fair value through profit or loss and is fair valued with the resulting gain or loss recorded in net income. At March 31, 2016, the investment is recorded at a fair value of $7.5 million which is $17.5 million less than the original cost of the investment.
Reclamation Fund
As part of Crescent Point's ongoing commitment to the environment and to reduce greenhouse gas emissions, Crescent Point has a voluntary reclamation fund to fund future decommissioning costs and environmental initiatives. At March 31, 2016, the balance in the reclamation fund was $38.7 million, of which $18.2 million is expected to the spent within one year and $20.5 million is expected to be spent beyond one year. There were no contributions to the fund during the first quarter of 2016.

CRESCENT POINT ENERGY CORP.	10

The reclamation fund decreased by $10.8 million during the first quarter of 2016 due to decommissioning and environmental expenditures. The expenditures included $4.3 million related primarily to decommissioning work completed in Saskatchewan and Alberta and $6.5 million related to environmental initiatives completed primarily in Saskatchewan to reduce greenhouse gas emissions and to meet and exceed provincial targets. Since inception, $175.9 million has been contributed to the reclamation fund and $137.2 million has been spent.
Other Long-Term Assets
At March 31, 2016, other long-term assets consist of $20.5 million related to the balance of the reclamation fund expected to be spent beyond one year and $14.0 million of investment tax credits.
Related Party Transactions
All related party transactions are recorded at the exchange amount.
During the three months ended March 31, 2016, Crescent Point recorded $3.2 million (March 31, 2015 - $2.5 million) of expenditures in the normal course of business to an oilfield services company of which a director of Crescent Point is a director and officer.
Crescent Point also recorded $0.3 million during the three months ended March 31, 2016 (March 31, 2015 - $0.1 million) of legal fees in the normal course of business to a law firm of which a director of Crescent Point is a partner.
Capital Expenditures

	Three months ended March 31
($ millions)	2016	2015	% Change
Capital acquisitions (net) (1)	8.6	15.6	(45)
Development capital expenditures	321.8	556.8	(42)
Capitalized administration (2)	9.0	7.1	27
Office equipment (3)	(0.5)	6.7	(107)
Total	338.9	586.2	(42)

(1)	Capital acquisitions represent total consideration for the transactions including net debt and excludes transaction costs.

(2)	Capitalized administration excludes capitalized share-based compensation.

(3)	Office equipment excludes the capitalized non-cash lease inducement.
Capital Acquisitions
Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the three months ended March 31, 2016 ($7.9 million was allocated to PP&E and $0.5 million was allocated to E&E assets, including $0.2 million related to net disposed decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.
Development Capital Expenditures
The Company's development capital expenditures for the three months ended March 31, 2016 were $321.8 million compared to $556.8 million in the same period in 2015. In the first quarter of 2016, 214 (202.0 net) wells were drilled with a success rate of 100 percent. The development capital for the three months ended March 31, 2016 included $52.6 million spent on facilities, land and seismic.
Crescent Point's budgeted capital program for 2016 is $950.0 million, not including property and land acquisitions.
Goodwill
The Company's goodwill balance as at March 31, 2016 was $251.9 million which is unchanged from December 31, 2015. The goodwill balance is attributable to the corporate acquisitions completed during the period 2003 through 2012.
Other Long-Term Liabilities
At March 31, 2016, other long-term liabilities consist of $46.2 million related to a lease inducement, $6.4 million related to the estimated unrecoverable portion of a building lease acquired through capital acquisitions and $2.8 million of long-term compensation liabilities related to the DSU plan. The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability is amortized on a straight-line basis over the term of the lease to June 2030.
Decommissioning Liability
The decommissioning liability increased by $64.0 million during the first quarter of 2016 from $1.26 billion at December 31, 2015 to $1.32 billion at March 31, 2016. The increase relates to $52.0 million due to changes in estimates pertaining to discount rates including acquired liabilities, $9.5 million in respect of drilling and $7.0 million of accretion expense, partially offset by $4.3 million for liabilities settled and $0.2 million as a result of net capital dispositions.

CRESCENT POINT ENERGY CORP.	11

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	March 31, 2016	December 31, 2015
Net debt	4,322.4	4,263.6
Shares outstanding	505,815,262	504,935,930
Market price at end of period (per share)	17.98	16.12
Market capitalization	9,094.6	8,139.6
Enterprise value	13,417.0	12,403.2
Net debt as a percentage of enterprise value	32	34
Annual funds flow from operations	1,882.4	1,938.0
Net debt to funds flow from operations (1)	2.3	2.2

(1)
Net debt reflects the financing of acquisitions, however, the funds flow from operations only reflects funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

At March 31, 2016, Crescent Point's enterprise value increased to $13.4 billion and the Company was capitalized with 68 percent equity compared to $12.4 billion and 66 percent at December 31, 2015, respectively. The Company's net debt to funds flow from operations ratio at March 31, 2016 was 2.3 times, compared to 2.2 times at December 31, 2015. This increase is largely due to the drop in commodity prices which has resulted in lower funds flow from operations and higher leverage. Crescent Point's objective is to manage net debt to funds flow from operations to be well positioned to maximize shareholder return with long-term growth plus dividend income.
The Company has a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank totaling $3.6 billion. The syndicated unsecured credit facility includes an accordion feature that allows the Company to increase the facility by up to $500.0 million under certain conditions. As at March 31, 2016, the Company had approximately $2.3 billion drawn on bank credit facilities, including $13.8 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $1.3 billion.
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.51 billion and Cdn$197.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity.
Concurrent with the drawdown of US$960.0 million of LIBOR loans under the bank credit facilities and the issuance of US$1.48 billion senior guaranteed notes, the Company entered into various CCS to hedge its foreign exchange exposure. Under the terms of the CCS, the US dollar amounts of the LIBOR loans and senior guaranteed notes were fixed for purposes of interest and principal repayments at notional amounts of $1.30 billion and $1.56 billion, respectively. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company is in compliance with all debt covenants at March 31, 2016 which are listed in the table below:

Covenant Description	Maximum Ratio	March 31, 2016
Senior debt to EBITDA (1) (2)	3.5	2.2
Total debt to EBITDA (1) (3)	4.0	2.2
Senior debt to capital (2) (4)	0.55	0.33

(1)
EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.

(2)	Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.

(3)	Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.

(4)	Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses.
Crescent Point's development capital budget for 2016 is $950.0 million, with average 2016 production forecast at 165,000 boe/d.
Crescent Point's management believes that with the high quality reserve base and development inventory, solid hedging program and significant liquidity and financial flexibility, the Company is well positioned to execute its business strategy. The Company remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income.
Shareholders' Equity
At March 31, 2016, Crescent Point had 505.8 million common shares issued and outstanding compared to 504.9 million common shares at December 31, 2015. The increase of 0.9 million shares relates to shares issued pursuant to the Restricted Share Bonus Plan.
As of the date of this report, the Company had 506,346,617 common shares outstanding.

CRESCENT POINT ENERGY CORP.	12

Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2016. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2015.
Changes in Accounting Policies
In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach. In September 2015, the IASB amended IFRS 15, deferring the effective date of the standard by one year to annual periods beginning on or after January 1, 2018 with early adoption still permitted. IFRS 15 will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

•
IFRS 16 Leases - IFRS 16 was issued January 2016 and replaces IAS 17 Leases. The standard introduces a single lessee accounting model for leases with required recognition of assets and liabilities for most leases. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers. IFRS 16 will be adopted by the Company on January 1, 2019 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	13

Summary of Quarterly Results

	2016	2015				2014
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales	507.6	680.1	730.3	776.2	613.6	930.3	1,103.0	1,147.9

Average daily production
Crude oil (bbls/d)	143,971	142,750	143,582	129,224	132,269	133,214	121,242	118,451
NGLs (bbls/d)	16,775	15,253	11,455	8,518	7,774	7,553	7,253	6,893
Natural gas (mcf/d)	104,972	108,631	105,249	83,366	82,867	78,332	76,126	72,143
Total (boe/d)	178,241	176,108	172,579	151,636	153,854	153,822	141,183	137,368

Net income (loss)	(87.5)	(382.4)	(201.3)	(240.5)	(46.0)	121.3	258.1	98.6
Net income (loss) per share	(0.17)	(0.76)	(0.40)	(0.53)	(0.10)	0.27	0.61	0.24
Net income (loss) per share – diluted	(0.17)	(0.76)	(0.40)	(0.53)	(0.10)	0.27	0.60	0.24

Adjusted net earnings (loss) from operations	(5.2)	258.0	15.3	40.4	28.3	(12.4)	178.4	174.6
Adjusted net earnings (loss) from operations per share	(0.01)	0.51	0.03	0.09	0.06	(0.03)	0.42	0.43
Adjusted net earnings (loss) from operations per share – diluted	(0.01)	0.51	0.03	0.09	0.06	(0.03)	0.42	0.43

Cash flow from operating activities	328.1	519.5	547.0	491.5	398.9	651.9	583.1	646.5
Cash flow from operating activities per share	0.65	1.03	1.09	1.08	0.89	1.46	1.37	1.59
Cash flow from operating activities per share – diluted	0.65	1.03	1.09	1.07	0.89	1.46	1.37	1.58

Funds flow from operations	378.0	496.7	483.5	524.2	433.6	572.8	618.4	636.7
Funds flow from operations per share	0.75	0.98	0.96	1.15	0.97	1.29	1.46	1.56
Funds flow from operations per share – diluted	0.74	0.98	0.96	1.14	0.96	1.28	1.45	1.55

Working capital (deficiency) (1)	(178.3)	(342.8)	(231.2)	(276.6)	(251.5)	(433.0)	(326.3)	(219.9)
Total assets	17,179.5	17,616.0	18,117.7	17,972.8	16,911.1	16,467.2	15,887.0	14,902.0
Total liabilities	7,365.3	7,491.0	7,533.8	7,270.3	6,838.8	6,306.3	5,702.2	5,697.7
Net debt	4,322.4	4,263.6	4,197.9	3,977.0	3,535.7	3,191.1	2,774.6	2,836.8
Total long-term derivative liabilities	2.5	0.3	0.3	22.1	0.6	0.2	73.6	137.1

Weighted average shares – diluted (thousands)	507,597	505,773	501,963	459,366	450,420	446,755	427,075	410,051

Capital expenditures (2)	338.9	386.1	576.7	1,816.6	586.2	736.0	1,152.2	1,859.7

Dividends declared	117.9	152.8	219.7	330.4	317.5	310.4	299.8	286.1
Dividends declared per share	0.23	0.30	0.43	0.69	0.69	0.69	0.69	0.69

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

(2)
Capital expenditures exclude capitalized share-based compensation and the capitalized non-cash lease inducement and include capital acquisitions. Capital acquisitions represent total consideration for the transactions including long-term debt and working capital assumed, and excludes transaction costs.

Over the past eight quarters, the Company's oil and gas sales have fluctuated due to increases in production, movement in the Cdn$ WTI benchmark price and fluctuations in corporate oil price differentials. The Company's production has generally increased due to successful capital development program and several business combinations.
Net income has fluctuated primarily due to changes in funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices, and impairments to PP&E recorded in the third and fourth quarters of 2015 and the fourth quarter of 2014, along with associated fluctuations in the deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past eight quarters primarily due to changes in funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	14

Capital expenditures fluctuated through this period as a result of timing of acquisitions and the Company's capital development program. Funds flow from operations and cash flow from operating activities throughout the last eight quarters has allowed the Company to pay monthly dividends.
Internal Control Update
Crescent Point is required to comply with Multilateral Instrument 52-109 “Certification of Disclosure on Issuers' Annual and Interim Filings”. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses were identified in Crescent Point's internal controls over financial reporting during the first quarter of 2016.
Outlook
Crescent Point's guidance for 2016 is as follows:

Production
Oil and NGL (bbls/d)	148,000
Natural gas (mcf/d)	102,000
Total (boe/d)	165,000
Capital expenditures (1)
Drilling and completions ($ millions)	812.0
Facilities, land and seismic ($ millions)	138.0
Total ($ millions)	950.0

(1)	The projection of capital expenditures excludes property and land acquisitions, which are separately considered and evaluated.
Additional information relating to Crescent Point, including the Company's December 31, 2015 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	15

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well positioned” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Derivatives", "Reclamation Fund", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Outlook”.
In particular, forward-looking statements include:

●
Crescent Point's approach to proactively manage risks inherent in movements in the price of crude oil, natural gas and power, fluctuations in the US/Cdn dollar exchange rate and interest rates movements;
		●	The Corporation's objective to manage net debt to funds flow from operations to be well positioned to maximize shareholder return;

●	Crescent Point’s 2016 production and capital expenditure guidance as outlined in the Outlook section;	●	Anticipated timing of reclamation fund expenditures; and

●	The ability of the Corporation to execute its business strategy;	●	Expected adoption of new accounting policies.
All of the material assumptions underlying these statements are noted in the “Liquidity and Capital Resources” and “Outlook” sections of this report.
This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on tribal lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CRESCENT POINT ENERGY CORP.	16

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1) (2) (4)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (4) (5)
Barbara Munroe (5)
Gerald Romanzin (1) (3)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environmental, Health & Safety Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Neil Smith
Chief Operating Officer
Tamara MacDonald
Sr. Vice President, Corporate and Business Development
Trent Stangl
Sr. Vice President, Investor Relations and Communications
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Mark Eade
Vice President, General Counsel and Corporate Secretary
Ryan Gritzfeldt
Vice President, Marketing and Innovation
Steve Toews
Vice President, Engineering and Operations
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Ken Lamont
Chief Financial Officer
(403) 693-0020
Trent Stangl
Sr. Vice President, Investor Relations and Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	17